PROFIT PARTICIPATION AGREEMENT

BETWEEN

BEIJING BULLION TRANSFER GROUP PTE LTD.
Representing the Global Strategic Alliance between
Beijing Bullion Transfer Group and
Green Technology Solutions, Inc.

AND

AR ERHKES

PROFIT PARTICIPATION AGREEMENT

     THIS PROFIT PARTICIPATION AGREEMENT (the “PPA”) is made as of the ____ day of June, 2011, by and between BEIJING BULLION TRANSFER GROUP PTE LTD. (Representing the Global Strategic Alliance between Beijing Bullion Transfer Group and Green Technology Solutions, Inc. and hereafter referred to collectively as BBTG) represented herein by John Shearer, duly authorized agent, and AR ERHKES, a Mongolian company represented herein by Chuluunbat Sukhbaatar, General Director, whose principal place of business is Bayanol District, 10th Microregion, 5th Khoroo, # 2-51 (“Company”).

R E C I T A L S:

WHEREAS, BBTG is in the business of identifying and developing new environmental technology for mining and new mine sites, and

WHEREAS, Company desires to enter into an agreement with BBTG to facilitate the mining of precious metals at the following site:

Site 1:           Selenge Province, Orkhontuul Soum, Anand Mine of Bulgantaikhar LLC located230 km from Ulaanbaatar to the north

     NOW, THEREFORE, in consideration of the above and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

1.     Pursuant to that certain Letter of Intent previously executed between the parties, BBTG has agreed to pay to Company the sum of TEN THOUSAND DOLLARS ($10,000) per month, due and payable beginning 15 days after execution by all parties with each payment thereafter due on the 20th of each month; the term of the above payments shall be for SIX (6) months.  In addition, BBTG shall pay the following expenses:

a.           Cost to excavate 20 cores from site

b.           Any other charges associated with the testing and Assay of the ore to determine the content of precious metals

2.           As consideration for BBTG’s payment of the $10,000.00 per month to Company, Company has agreed to pay to BBTG, FIFTEEN percent (15%) of the Net Profits generated and realized by the Company from the production of Site 1described above.  As used herein, “Net Profits” shall be as defined by GAAP.

a. Vesting of the 15% shall be as follows:  immediately upon signing of this agreement by all parties and receipt of the first $10,000 payment, BBTG shall be granted 5% of the Net Profits, the remaining 10% shall vest according to the number of months BBTG has made payments, ie: after the second payment, vesting is 1/5 of the remaining 10%; after the third payment, vesting is 2/5 of the remaining 10%; after five additional payments have been made (after the initial payment of $10,000), vesting is 5/5 of the remaining 10%.

b.  If BBTG elects not to continue with payments under this Profit Sharing Agreement at any time, then BBTG shall not owe any obligation to Company upon notice to Company of BBTG's intent to discontinue the PPA payments.  Upon that notice, the remaining 10% shall vest according to the description above.

3.           The payment to Company shall begin 30 days following the first quarter Company reaches Net Profit.

4.           The term for this PPA shall be for perpetuity commencing when Company begins production of the above described mine site.

5.           Payment:

a.           Accounting.  Accounting regarding Net Profit shall be done on a quarterly basis.  Not more than thirty (30) business days after the close of each quarter, Company shall complete and submit to BBTG, in a detailed Accounting (defined below), Company’s best estimate of the Net Profit amount due for that quarter. As used herein, “Accounting” shall mean a report prepared by Company showing in reasonable detail (including reasonable back-up documentation) the calculation of the Net Profit payment.

Once the 30 days has lapsed, if Company has not submitted the Accounting, a fee of FIVE HUNDRED DOLLARS AND NO/100 ($500) for each additional day will be immediately due by Company to BBTG and payable simultaneous with the quarterly payment and will accrue until the next quarterly period.

b.           Simultaneous with the submission of the Accounting, Company shall tender payment in full of the amount Company’s calculation determined was the Net Profit payment due.

Once the 30 days has lapsed, if Company has not tendered the payment, a fee of FIVE HUNDRED DOLLARS AND NO/100 ($500) for each additional day will be immediately due by Company to BBTG and payable simultaneous with the quarterly payment and will accrue until the next quarterly period.

c.           Year-End Accounting:  In addition to the Accounting under “a” above, not more than one hundred twenty days (120) after the close of the 4th quarter, Company shall complete and submit to BBTG, in a detailed Accounting, Company’s best estimate of the total Net Profit payment due for the previous four quarters, for the purpose of calculating any payment or credit due for the entire year.

i.           If a payment is determined to be due BBTG, Company shall tender payment in full simultaneous with the submission of the next quarterly Accounting.

ii.           If a credit is determined to be due Company, that credit amount shall be included in the next quarterly Accounting.

6.           Resolution of Disputes:

a.           If BBTG objects to Company’s Accounting and/or the Net Profit payment tendered by Company, BBTG shall have thirty (30) business days from the receipt of the Accounting and payment within which to provide written notice via registered mail, to Company of BBTG’s objection.

b.           Once BBTG places its written notice of objection in the mail, BBTG shall thereafter, negotiate the payment instrument.

c.           BBTG shall have the option to request from Company any additional documentation or information needed for BBTG to determine the correct Net Profit payment due.  BBTG shall thereafter have sixty (60) days within which to perform its own Accounting and submit same to Company for payment.  Unless Company can demonstrate to BBTG the error in BBTG’s determination, Company agrees to submit any additional payment due with the next scheduled quarterly payment.  Any credit amount due Company shall be included in its next scheduled Accounting report.  All fees applicable under paragraphs 5.a and 5/b will also be applicable to this section.

d.           Failure by BBTG to timely object to Company’s Accounting and/or the Net Profit payment does not mean BBTG forfeits any additional payment that may be due.  BBTG may raise the issue of Company’s Accounting and/or Net Profit payment amount during the Year-End Accounting as described in 5.c above.

e.           If the parties do not agree to the Year-End Accounting and/or any additional Net Profit payment or credit due to either party, within thirty (30) days following the date the final Accounting is due:

i.           The objecting party shall obtain the services of an independent certified public accountant.  Both parties shall cooperate in providing all information requested by the accountant.  The accountant shall be limited solely to the determination of the final year-end Net Profit payment or credit due.

ii.           The accountant shall, within forty-five (45) days following his engagement reach a decision and notify each party.  The decision of the accountant shall be binding.  If the accountant determines an additional payment is due BBTG, Company shall remit same within thirty (30) days following notice from the accountant.  All fees applicable under paragraphs 5.a and 5.b will also be applicable to this section, up to a period of ninety (90) days. If the accountant determines Company has overpaid and is entitled to a credit, that credit amount shall be included in the next quarterly Accounting.

f.           If the objecting party fails to engage the services of an accountant within thirty (30) days following the date the final Accounting is due then that party shall be deemed to have waived its right to any objection and the final Accounting shall be considered as approved and agreed to by both parties.

7.     Financial Records.  Company shall keep and maintain, or cause to be kept and maintained, accurate financial books and records with respect to the Accountings, Net Profit determination, manufacture and sale of biodiesel and/or any other documentation necessary to make the Accounting determinations outlined above. Such financial books and records shall include all supporting documentation relative to the quarterly and/or yearly accountings, and shall be maintained by Company and made available to BBTG for two (2) years after the date on which the yearly Accounting is agreed to by the parties or made final by the terms of this agreement.

8.     Default and Remedies.

a.           Default. Each of the terms, conditions, covenants and provisions of this Agreement is a material consideration for this Agreement, the breach of which shall be deemed a default hereunder. Said default shall be deemed to have occurred if the defaulting party has not effected a cure within ten (10) days after a written notice from the other party specifying the default.

b.           Default Interest.   In the event of a default by Company in the payment of any funds required to be paid by Company hereunder, all amounts which remain unpaid for a period of ten (10) days from the date such payment is due hereunder, shall bear interest from the initial due date through the date actual payment is received by BBTG at a rate equal to the lesser of (i) TEN (10) percent or (ii) the maximum rate permitted under applicable law. The imposition or payment of such default interest shall not excuse any default.

c.           Remedies.   In the event of a default by either party hereunder, the non-defaulting party shall have all rights and remedies available to it at law or in equity. To the maximum extent permitted by law, all rights, options and remedies of BBTG contained in this Agreement, or under law, shall be cumulative, and no one remedy shall be exclusive of any other remedy, and BBTG shall have the right to pursue any one or all such remedies.

d.           No Continuing Waiver.   No waiver by a party of a breach of any of the terms, covenants or conditions of this Agreement by the other party shall be construed or held to be a waiver of any succeeding or preceding breach of the same or any other term, covenant or condition herein contained. No waiver of any default by a party hereunder shall be implied from any omission by the other party to take any action on account of such default if such default persists or is repeated, and no express waiver shall affect default other than as specified in such waiver. The consent or approval by a party to or of any act by the other party requiring consent or approval, shall not be deemed to waive or render unnecessary the party’s consent or approval to or of any subsequent similar acts by the first party.

9.           Miscellaneous.

a.           Notices.   All notices or other communications required or permitted hereunder shall be in writing and personally delivered (including by means of professional messenger service) by nationally recognized overnight courier service, messenger service or registered or certified mail, postage prepaid, return receipt requested, via facsimile or electronic mail (email).   All written communications in accordance with the foregoing shall be deemed given (i) three (3) days after the date it is posted if sent by mail, or (ii) the date the overnight courier or personal delivery is made, or refused by the addressee, at the address set forth below, if delivered by 5:00 P.M., CST on a business day, or immediately if by confirmed facsimile or electronic mail.  If one party fails to provide the other party with a notice of change of address, then notice by the first party shall be deemed given if properly addressed with proper postage to the last known address.

BBTG:	BEIJING BULLION TRANSFER GROUP PTE LTD
Attention:  John Shearer, Authorized Agent
2880 Zanker Rd., Suite 203
San Jose, CA 95134

AND

Kathleen M. Delaney, Corporate Counsel
1900 West Loop South, Suite 150
Houston, TX 77027

Company:	AR ERHKES
Attention:  Chuluunbat Sukhbaatar, General Director
Bayangol District, 10th Microregion
5th Khoroo, Apartment 2-51

b.           Interpretation; Governing Law. This Agreement shall be construed as if prepared by both parties.  Accordingly, any rule of law or legal decision that would require interpretation of any ambiguities in this Agreement against the party that has drafted it is not applicable and is waived. This Agreement shall be construed, interpreted and governed by the laws of the State of Texas.   The parties agree that any action or proceeding to enforce or relating to this Agreement, shall be brought exclusively in the federal or state courts located in Harris County, Texas, and the parties hereto consent to the exercise of personal jurisdiction over them by any such courts for purposes of any such action or proceeding.

c.           Severability.   If any provision of this Agreement, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, by a court of competent jurisdiction, the remainder of this Agreement and application of such provision to other circumstances, shall be interpreted so as best to reasonably effect the intent of the parties hereto.

d.           Performance of Acts on Business Days.  Unless specifically stated to the contrary, all references to days herein shall be deemed to refer to calendar days. In the event that the final date for payment of any amount or performance of any act hereunder falls on a Saturday, Sunday or holiday, such payment may be made or act performed on the next succeeding business day.

e.           Attorney Fees.   If either party files any action or brings any proceeding against the other arising out of this Agreement, whether or not such action or proceeding is prosecuted to judgment (“Action”), then:

i.           The unsuccessful party therein shall pay all costs incurred by the prevailing party therein, including reasonable attorneys’ fees and costs, court costs and reimbursements for any other expenses incurred in connection therewith, and

ii.           As a separate right, severable from any other rights set forth in this Agreement, the prevailing party therein shall be entitled to recover its reasonable attorneys’ fees and costs incurred in enforcing any judgment against the unsuccessful party therein, which right to recover post-judgment attorneys’ fees and costs shall be included in any such judgment. The right to recover post-judgment attorneys’ fees and costs shall (A) not be deemed waived if not included in any judgment, (B) survive the final judgment in any Action, and (C) not be deemed merged into such judgment. These rights and obligations shall survive the termination of this Agreement.

f.           Entire Agreement; Amendments.   This Agreement is intended by the parties to be the final expression of their agreement with respect to BBTG’s right to share in any profits from Company and is intended as the complete and exclusive statement of the terms of the agreement with respect thereto between the parties. As such, this Agreement supersedes any prior understandings between the parties regarding the subject matter hereof, whether oral or written. Any amendments to this Agreement shall be in writing and shall be signed by all parties hereto.

g.           Assignment.  BBTG shall have the right to sell or assign its rights and obligations hereunder without the prior written consent of Company.

h.           Headings; Cross-References; Exhibits. The headings and captions used in this Agreement are for convenience and ease of reference only and shall not be used to construe, interpret, expand or limit the terms of this Agreement.

i.           BBTG shall not be liable to any contractor, subcontractor, supplier, laborer, architect, engineer, purchaser, or any other party for services performed or materials supplied or for any causes of action arising out of or in connection with the mining of the above sites 1, 2 and 3.  BBTG shall not be liable for any debts or claims accruing in favor of any such parties against Company or others or against the mine site. Company is not and shall not be considered an agent of BBTG for any purposes whatsoever. BBTG is not a venture partner with Company or with the owners of Company in any manner whatsoever and BBTG shall have no duties of any kind to Company, including without limitation, any fiduciary duties as to Company or the owners of Company or to any other person, except as expressly set forth herein. BBTG shall not be deemed to be in privity of contract with any contractor or provider of services on the project which is the subject of this agreement or to Company or any purchaser of Company’s products.  Approvals granted by BBTG or Company for any matters covered under this Agreement shall be construed to be solely for the benefit of the party granting the approval and no other person shall be considered a third party beneficiary hereof.

j.           Company shall provide timely and publishable reports of all company progress such as contracts, tests and sales.

k.           Company hereby certifies that it owns, governs or controls the sites listed above and has supporting documentation to verify same.  Company further claims it has the appropriate licenses to fulfill any and all exploitation of these sites and its contents.  If any claims arise which disputes Company's certification herein, Company agrees it will issue a refund to BBTG of all monies invested by BBTG under this PPA.

l.           Counterparts. This Agreement may be executed in several original counterparts, each of which and all together will constitute this Agreement in its entirety.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.

AR ERHKES		BEIJING BULLION TRANSFER GROUP PTE LTD

BY:	/s/ CHULUUNBAT SUKHBAATAR	BY:	/s/ JOHN SHEARER
	CHULUUNBAT SUKHBAATAR		JOHN SHEARER, Authorized Agent
General Director